Filed by BB&T Corporation pursuant to Rule 425

Subject Company: McGriff, Seibels & Williams, Inc.

Registration No. 333-111116

[Form of information to be furnished to holders of nonqualified options]

MCGRIFF, SEIBELS & WILLIAMS, INC.

PERSONAL OPTION INFORMATION

Name:

(The following information assumes that you exercise all outstanding options)

Total Number of Stock Options:

1.	Number of Incentive Stock Options (as a result of acceleration of exercise date):

2.	Aggregate Exercise Price of your Incentive Stock Options:		$

3.	Number of Nonqualified Stock Options (as a result of acceleration of exercise date):

4.	Aggregate Exercise Price of your Nonqualified Stock Options:		$

5.	Amount of compensation income that will be reported for tax purposes with respect to you as a result of your exercise of your Nonqualified Stock Options	$

6.	Amount of tax withholding required with respect to your compensation income from the exercise of your Nonqualified Stock Options		$

7.	Aggregate amount that you will need to pay to McGriff, Seibels & Williams, Inc. at the time you exercise your options (sum of lines 2, 4 and 6)		$

BB&T Corporation has filed a Registration Statement on Form S-4 (Registration No. 333-111116) in connection with the merger with McGriff, Seibels & Williams, Inc., and McGriff, Seibels & Williams mailed a Proxy Statement/Prospectus to its shareholders containing information about the merger on December 31, 2003. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT BB&T, MCGRIFF, THE MERGER AND RELATED MATTERS.

Investors and shareholders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, BB&T files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by BB&T at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. BB&T’s filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.

You may obtain documents by requesting them in writing or by telephone from McGriff or BB&T, as follows:

Bruce Dunbar CEO McGriff, Seibels & Williams, Inc. 2211 7th Avenue South Birmingham, AL 35233 Phone: (205) 252-9871	Alan Greer External Reporting Manager BB&T 150 S. Stratford Road, Suite 400 Winston-Salem, North Carolina 27104 Phone: (336) 733-3021

BB&T, McGriff and their respective directors, executive officers and certain members of management may be deemed participants in the solicitation of proxies from shareholders of McGriff in connection with this transaction. Information about the directors and executive officers of BB&T may be found in BB&T’s proxy statement filed with the SEC on March 17, 2003 and is incorporated by reference into the proxy statement/prospectus. Information about McGriff’s directors and executive officers is included in the proxy statement/prospectus. This communication does not constitute an offer of any securities for sale.